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                            July 6, 2023

       Jonathan Lamb
       Chief Executive Officer
       Rigel Resource Acquisition Corp.
       7 Bryant Park
       1045 Avenue of the Americas
       Floor 25
       New York , NY 10018

                                                        Re: Rigel Resource
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 28, 2023
                                                            File No. 001-41022

       Dear Jonathan Lamb:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your response to comment 1 of our letters dated December 22, 2022 and January
                                                        17, 2023. We are not
able to locate your risk factor disclosure related to CFIUS in your proxy statement and
therefore reissue our comment. We note that your sponsor is a
                                                        Cayman limited
liability company, and that the sole owner and managing member of your sponsor is a Cayman
limited partnership with another Cayman limited partnership as its general partner. Please
revise your disclosure to include disclosure that addresses how this fact could impact
your ability to complete your initial business combination. For instance, discuss the
risk to investors that you may not be able to complete an initial business combination
with a U.S. target company should the transaction be subject to review by a U.S.
government entity, such as the Committee on Foreign investment in the
 Jonathan Lamb
Rigel Resource Acquisition Corp.
July 6, 2023
Page 2
      United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameJonathan Lamb
                                                           Division of
Corporation Finance
Comapany NameRigel Resource Acquisition Corp.
                                                           Office of Real
Estate & Construction
July 6, 2023 Page 2
cc:       Michael J. Mies, Esq.
FirstName LastName